Exhibit 99.2

Huize Authorizes US$5 Million Share Repurchase Program

SHENZHEN, China, March 20, 2024 (GLOBE NEWSWIRE) — Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading insurance technology platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in China, today announced that its Board of Directors (“the Board”) has authorized a share repurchase program under which Huize may repurchase up to US$5 million of its Class A common shares in the form of American depositary shares over the next 12 months, subject to relevant rules under the Securities Exchange Act of 1934, as amended, and Huize’s insider trading policy.

Mr. Cunjun Ma, Chairman and Chief Executive Officer of Huize, said, “The Board’s decision to authorize the share repurchase program aligns with our dedication to delivering value to our shareholders and demonstrates our optimism about Huize’s long-term growth trajectory. We view the current market conditions as an opportunity to strategically allocate capital, further enhancing shareholder value while ensuring we have the necessary resources to fund our operations and continued business expansion. We are excited about the future of Huize and confident in our ability to drive innovation, capture market opportunities, and deliver sustainable growth. ”

The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Board will review the share repurchase program periodically and may authorize adjustments of its terms and size. The Company expects to fund repurchases made under this program from its existing cash balance and cash generated from operations.

About Huize Holding Limited

Huize Holding Limited is a leading insurance platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in China. Targeting mass affluent consumers, Huize is dedicated to serving consumers for their life-long insurance needs. Its online-to-offline integrated insurance ecosystem covers the entire insurance life cycle and offers consumers a wide spectrum of insurance products, one-stop services, and a streamlined transaction experience across all scenarios. By leveraging AI, data analytics, and digital capabilities, Huize empowers the insurance service chain with proprietary technology-enabled solutions for insurance consultation, user engagement, marketing, risk management, and claims service.

For more information, please visit http://ir.huize.com.

For investor and media inquiries, please contact:

Investor Relations

Harriet Hu

Investor Relations Director

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen Advisory

In China

Ms. Crystal Lai

Phone: +852 2117 0861

Email: crystal.lai@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com